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                                                                    Exhibit 99.2

Contact:
Lawrence H. N. Kinet
Chairman and CEO
Aksys, Ltd.
(847) 229-2222


                           AKSYS FILES IDE WITH FDA

Lincolnshire, IL, March 31, 1999 - Aksys, Ltd. (NASDAQ: AKSY), a pioneer in innovative dialysis systems, today reported that it has filed a request for an Investigational Device Exemption (IDE) for the Aksys PHD Personal Hemodialysis System. The Company must obtain IDE approval from the U.S. Food and Drug Administration (FDA) prior to using the PHD System during clinical trials. Including a baseline evaluation using existing hemodialysis equipment, the clinical evaluation is expected to take approximately six months. After gathering patient data from the evaluation, the Company intends to submit the clinical results to the FDA as part of a 510(k) pre-market notification.

Lawrence H.N. Kinet, Chairman and Chief Executive Officer, stated, "Our filing of the IDE reflects the continued, steady progress we are making in the development of our PHD System. Having finalized the clinical protocol with the FDA, we will be completing preparations for the clinical evaluation process while the FDA reviews our IDE submission."


Aksys, Ltd. is developing hemodialysis products and services for patients suffering from kidney failure. The Company's lead product in development, the PHD(TM) System, is a next generation hemodialysis system designed to improve clinical outcomes of patients and reduce mortality, morbidity and the associated high cost of patient care. Further information is available on Aksys' website: www.aksys.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. The Company's actual results could differ materially from the results identified or implied in any forward-looking statement and these statements are based on the Company's views as of the date they are made with respect to future events. Factors that could cause such a difference include, but are not limited to, risks related to the failure to meet development and manufacturing milestones on a timely basis, changes in GMP requirements, changing market conditions, and risks related to the regulatory approval process. Regulatory risks include whether and when the Company will obtain an approved Investigational Device Exemption (IDE), the timing, scope and results of the Company's clinical trials, and whether and when the Company will obtain clearance from the FDA of a 510(K) pre-market notification and what additional clinical and other data the Company might have to obtain in connection with seeking such clearance.

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